82-3470

03 JUN 25 AM 7:21



03024118



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

2nd June, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J.C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotund Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275 Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES, Dr. P. K. Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin - 682 017

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers,
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune - 411 030

The Secretary
The Uttar Pradesh Stock Exchange
Association Ltd.
Padam Towers
14/113 Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai 400 051

Dear Sirs,

ITC Employee Stock Option Scheme

We write to advise that under the Company's Employee Stock Option Scheme, the Compensation Committee of the Board of Directors (Board) at its meeting held on 23rd May, 2003 granted Options to the eligible employees of the Company including that of the Company's subsidiary companies. Further, the Board at its meeting held the same day also granted Options to the Non-Executive Directors of the Company.

dw 6/30


ITC Limited

Brief details of the Options granted are as follows:

Number of Options granted	:	9,99,115
Number of Ordinary Shares covered by the Options granted	:	9,99,115 Ordinary Shares of Rs. 10/- each.
Exercise Price	:	Rs. 679.90 per Option.
Vesting Period	:	1 to 3 years from the date of grant of the Options.
Exercise Period	:	To commence from the date of vesting and to expire at the end of five years from the date of grant.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.